Exhibit 99.1
SECURITIES ACT
REPORT OF TAKE-OVER BID OR ISSUER BID UNDER S. 120 OF THE ACT
(Subsection 189.1.3 of the Regulation)

1.	Name and address of the offeree issuer:

Rogers Communications Inc. 333 Bloor Street East 10th Floor Toronto, Ontario M4W 1G9

2.	Name and address of the offeror:

Rogers Communications Inc. 333 Bloor Street East 10th Floor Toronto, Ontario M4W 1G9

3.	What is the designation of the class(es) of securities that are subject to the bid?

Class B Non-Voting Shares (“Class B Shares”)

4.	What is the date of the bid?

January 10, 2008

5.	What is the maximum number of securities sought by the offeror for each class of securities subject to the bid?

The lesser of 15,000,000 Class B Shares and that number of Class B Shares that can be purchased under the normal course issuer bid for an aggregate purchase price of $300,000,000.

6.	What is the value, expressed in Canadian dollars, of the consideration offered per security for each class of securities subject to the bid?

The Class B Shares will be purchased at the prevailing market price of the Class B Shares on the Toronto Stock Exchange at the time of purchase.

7.	What is the fee payable in respect of the bid, as calculated under subsection 271.4(1) of the Regulation?

$15,000

DATED this 14th day of January, 2008.
ROGERS COMMUNICATIONS INC.

By:	“Graeme H. McPhail”
Name: Graeme H. McPhail
Title: Vice-PresidentAssociate General Counsel